

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 1, 2025

Dr. Dirk Thye
Chief Executive Officer, Chief Medical Officer and Director
Quince Therapeutics, Inc.
611 Gateway Boulevard, Suite 273
South San Francisco, CA 94080

> **Re: Quince Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed July 25, 2025**
> **File No. 333-288971**

Dear Dr. Dirk Thye:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Daniel Crawford at 202-551-7767 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gordon Ho, Esq.